Exhibit (a)(1)(iii)

DEPOSITARY AGREEMENT

This DEPOSITARY AGREEMENT (this “Agreement”) is entered into as of May 18, 2023, by and between American Stock Transfer & Trust Company, LLC (the “Depositary”) and Air T, Inc., a Delaware corporation (the “Purchaser”). Purchaser is offering to purchase any and all of the outstanding shares of common stock, $.25 par value per share (the “Common Stock” or “Shares”), of the Purchaser (with CUSIP # 009207101 and Tax ID # 52-1206400) (the “Company”), in consideration for a number of Shares of Air T Funding Alpha Income Trust Preferred Securities, $25.00 liquidation value (with CUSIP # 00919P120 and Tax ID # 83-6641478, the “TruPs”) determined by a Modified Dutch Auction process where the number of TruPs Shares to be delivered will be between 1.05 and 1.40 TruPs Shares per share of Purchaser’s Common Stock (the “Offer Price”), net to the seller upon the terms and conditions set forth in the Exchange Offer, dated May 18, 2023 (the “Offer”) and in the related letter of transmittal (“Letter of Transmittal”); which, together with any amendments or supplements thereto constitute the “Offer”. The “Expiration Date” for the Offer shall be 5:00 pm. New York City time, on July 6, 2023 unless and until the Purchaser shall have extended the period of time during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

The Purchaser hereby appoints the Depositary to act in accordance with the following provisions while performing its duties in connection with the Offer:

1.

The Depositary is authorized and directed to accept tenders of Shares made pursuant to the terms and conditions of the Offer. The Depositary may rely on, and shall be protected in acting upon, any certificate, instrument, opinion, representation, notice letter or other document delivered to it and believed by it to be genuine and to have been signed by the proper party or parties.

2.	Tender of Shares:

(a)	Tenders of Shares may be made only as set forth in the Offer, and Shares shall be considered validly tendered to the Depositary only if:
(i)

the Depositary receives prior to the Expiration Date (x) certificates for such Shares (or a book-entry confirmation relating to such Shares) and (y) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or in the case of a book-entry transfer, an agent’s message (“Agent’s Message”) relating thereto) and any other documents required by the Letter of Transmittal; or

(ii)

the Depositary receives (x) a properly completed and duly executed notice of guaranteed delivery (“Notice of Guaranteed Delivery”) relating to such Shares from an Eligible Institution prior to the Expiration Date and to further deliver to the Depositary certificates for such Shares (or a book-entry confirmation relating to such Shares) and a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message relating thereto) and any other documents required by the Letter of Transmittal, within two (2) NASDAQ Global Market trading days after the date of execution of such Notice of Guaranteed Delivery; and

(iii)	in the case of either clause (i) or (ii) above, a final determination of the adequacy of the items received, as provided in Section 4 hereof, has been made when necessary by the Purchaser.

(b)

The Purchaser acknowledges that in connection with the Offer, the Depositary may enter into agreements or arrangements with a book-entry transfer facility which, among other things, provide that (i) delivery of an Agent’s Message shall satisfy the terms of the Offer with respect to the Letter of Transmittal, (ii) such agreements or arrangements are enforceable against the Purchaser by such book-entry transfer facility or participants therein and (iii) the Depositary is authorized to enter into such agreements or arrangements on behalf of the Purchaser. Without limiting any other provision of this Agreement, the Depositary is expressly authorized to enter into any such agreements or arrangements on behalf of the Purchaser and to make any necessary representations or warranties in connection thereunder, and any such agreement or arrangement shall be enforceable against the Purchaser.

3.

The Depositary shall take steps to establish and, subject to such establishments, maintain an account at the book-entry transfer facility for book-entry transfers of Shares, as set forth in the Letter of Transmittal and the Offer, and the Depositary shall comply with the provisions of Rule 17Ad-14 under the Securities Exchange Act of 1934, as amended. This account shall be maintained until all Shares tendered pursuant to the Offer have been withdrawn, accepted for payment or returned.

4.	Determination of Defective Tender of Shares:

(a)

The Depositary is authorized and directed to examine any certificate representing Shares, Letters of Transmittal, Notices of Guaranteed Delivery (or facsimile thereof) or Agent’s Message and any other document required by the Letters of Transmittal received by the Depositary to determine whether it believes any tender of Shares may be defective. In the event that the Depositary concludes that any Letter of Transmittal, Notice of Guaranteed Delivery, Agent’s Message or other document has been improperly completed, executed or transmitted, any of the certificates for Shares is not in proper form for transfer (as required by the aforesaid instructions) or if some other irregularity in connection with the tender of Shares exists, the Depositary is authorized subject to Section 4(b) hereof, to advise the tendering shareholder, or transmitting book-entry transfer facility, as the case may be, of the existence of the irregularity, but the Depositary is not authorized to accept any tender of fractional Shares, any tender of Shares not in accordance with the terms and subject to the conditions set forth in the Offer, or any other tender of Shares the Depositary deems to be defective, unless it shall have received from the Purchaser the Letter of Transmittal which was surrendered (or if the tender was made by means of a book-entry confirmation containing an Agent’s Message, a written notice), duly dated and signed by an authorized officer of the Purchaser, indicating that any defect or irregularity in such tender of Shares has been cured or waived and that such tender has been accepted by the Purchaser.

(b)

Promptly upon the Depositary concluding that any tender of Shares is defective, it shall, use reasonable efforts in accordance with its regular procedures to notify the person tendering such Shares, or book-entry transfer facility transmitting the Agent’s Message, as the case may be, of such determination and, when necessary, return the certificates involved to such person in the manner described in Section 10 hereof. The Purchaser shall have full discretion to determine whether any tender of Shares is complete and proper and shall have the absolute right to reject any or all tenders of any particular Shares determined by it not to be in proper form and to determine whether the acceptance for payment of, or payment for, such tenders of Shares may, in the opinion of counsel for the Purchaser, be unlawful; it being specifically agreed that the Depositary shall have neither discretion nor responsibility with respect to these determinations. To the extent permitted by applicable law, the Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any particular Shares. The interpretation by the Purchaser of the terms and conditions of the Offer, the Letter of Transmittal and the instructions thereto, a Notice of Guaranteed Delivery or an Agent’s Message (including, without limitation, the determination of whether any tender is complete and proper) shall be final and binding.

(c)

If the Depositary is also the Company’s transfer agent, then in the event that any holder of Shares claims that any certificate representing shares of the Company’s Common Stock is lost, stolen or destroyed, the Depositary shall mail to such shareholder an affidavit of loss and the requirements for an indemnity bond. The Depositary shall perform its duties hereunder related to such Shares only upon receipt of a properly completed affidavit of loss and the requirements for an indemnity bond.

5.

The Depositary is authorized and directed to return to any person tendering Shares, in the manner described in Section 10 hereof, any certificates representing Shares tendered by such person but duly withdrawn pursuant to the Offer. To be effective, a written notice (which may be delivered via facsimile transmission) of withdrawal must be received by the Depositary within the time period specified for withdrawal in the Offer at its address set forth on the back page of the Offer. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder(s) of such Shares to be withdrawn, if different from the name of the person who tendered the Shares and the serial numbers shown on the share certificates. If Shares have been delivered pursuant to the procedure for book-entry transfer, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer Facility to be credited with the withdrawn Shares and otherwise comply with the book-entry transfer facility’s procedures. The Depositary is authorized and directed to examine any notice of withdrawal to determine whether it believes any such notice may be defective. In the event that the Depositary concludes that any such notice is defective it shall, after consultation with and on the instructions of the Purchaser, use reasonable efforts in accordance with its regular procedures to notify the person delivering such notice of such determination. All questions as to the form and validity (including time of receipt) of notices of withdrawal shall be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding. Any Shares properly withdrawn shall no longer be considered to be validly tendered unless such Shares are retendered prior to the Expiration Date pursuant to the Offer.

6.

Any amendment to or extension of the Offer, as the Purchaser shall from time to time determine, shall be effective upon notice to the Depositary from the Purchaser given prior to the time the Offer would otherwise have expired. If at any time the Offer shall be terminated as permitted by the terms thereof, the Purchaser shall promptly notify the Depositary of such termination.

7.

At 11:00 A.M., New York City time, or as promptly as practicable thereafter on each Business Day (as defined below), or more frequently if reasonably requested as to major tally figures, the Depositary shall advise each of the parties named below by telephone or in writing, based upon its preliminary review (and at all times subject to final determination by the Purchaser) as of the close of business on the preceding Business Day or the most practicable time prior to such request as the case may be, as to: (i) the number of Shares duly tendered on such day; (ii) the number of Shares duly tendered represented by certificates physically delivered to the Depositary on such day; (iii) the number of Shares represented by Notices of Guaranteed Delivery delivered to the Depositary on such day; (iv) the number of Shares withdrawn on such day; (v) the number of Shares about which the Depositary has questions concerning the validity of the tender; and (vi) the cumulative totals of Shares in categories (i) through (v) above on such day:

The Depositary shall also furnish to each of the below-named persons a written report confirming the above information. The Depositary shall furnish to the information agent, the Purchaser such reasonable information; to the extent such information has been furnished to it, on the tendering shareholders as may be requested from time to time. The Depositary shall disclose such information to no other persons (except as otherwise directed by a duly authorized officer of the Purchaser, and shall take all steps reasonably necessary (i) to limit access to such information to its employees who have a need to know and (ii) to preserve the confidentiality of such information.

1.	Email address # 1 – mjundt@airt.net
2.	Email address # 2 – bochocki@airt.net
3.	Email address # 3 – pcolton@winthrop.com

The Depositary shall furnish to the Purchaser, upon request, master lists of Shares tendered for purchase.

The Depositary is also authorized and directed to provide the persons listed above or any other persons approved by a duly authorized officer of the Purchaser with such other information relating to the Shares, Offer, Letter of Transmittal, Agent’s Messages or Notices of Guaranteed Delivery as the Purchaser may reasonably request from time to time.

As used in herein, “Business Day” shall mean any day other than a Saturday, a Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

8.

Letters of Transmittal, Notices of Guaranteed Delivery, Agent’s Messages, facsimile transmissions, notices, letters and other documents submitted to the Depositary pursuant to the Offer shall be stamped by the Depositary to indicate the date and time of the receipt thereof, and these documents, or copies thereof, shall be preserved by the Depositary as required by the regulations of the Securities and Exchange Commission of the United States.

9.	Exchange, Payment/Issuance of TruPs:

(a)

If, under the terms and conditions set forth in the Offer, the Purchaser becomes obligated to accept for exchange, and exchange, Shares tendered, upon instruction by the Purchaser, and as promptly as practicable after the later of: (i) the Expiration Date: (ii) the physical receipt by the Depositary of a certificate or certificates representing tendered Shares (in proper form for transfer by delivery), a properly completed and duly executed Letter of Transmittal or a book-entry confirmation including an Agent’s Message and any other documents required by the Letter of Transmittal; and (iii) the deposit by the Purchaser with the Depositary of sufficient federal or other immediately available funds and TruPs to pay, subject to the terms and conditions of the Offer, all shareholders for whom checks representing payment for Shares are to be drawn, less any adjustments required by the terms of the Offer, and all applicable tax withholdings, the Depositary shall mail to the tendering shareholders and designated payees, consistent with this Agreement and the Letter of Transmittal, checks of the Depositary and TruPs, as agent for the Purchaser, in the amount of the applicable purchase price specified in the Offer (less any applicable withholding tax) for the Shares theretofore properly tendered and purchased under the terms and conditions of the Offer. The Purchaser shall pay all governmental charges, if any, payable pursuant to the Offer in respect of the transfer or issuance to the Purchaser or its nominee or nominees of all Shares so exchanged.

(b)

After payment is made to tendering shareholders, the Depositary shall promptly request the transfer agent for the Shares to affect the transfer of all Shares exchanged pursuant to the Offer and to issue certificates for such Shares so transferred, in accordance with any written instructions from the Purchaser, and upon receipt thereof deliver such certificates to the Purchaser.

(c)

Funding of the Depositary for payment of tendering shares. The Purchaser shall promptly after the expiration of the offer fund the Depositary. The funds or the Depositary shall be wired to: JP Morgan Chase Bank, ABA # 021000021, A/C #530354616, Beneficiary: American Stock Transfer, Ref: Company Name, SWIFT Code: CHASUS33.

10.

If, pursuant to the terms and conditions of the Offer, the Purchaser has notified the Depositary that it does not accept certain of the Shares tendered, or purported to be tendered, or a shareholder withdraws any tendered Shares, the Depositary shall promptly return the deposited certificates for such Shares, together with any other documents received, to the person who deposited the same, without expense to such person. Certificates for such un-purchased Shares shall be forwarded by the Depositary, at its option, by: (i) first class mail under a blanket surety bond protecting the Depositary, the Purchaser from losses or liabilities arising out of the non-receipt or non-delivery of such Shares; (ii) registered mail, insured separately for the value of such Shares. If any such Shares were tendered or purported to be tendered by means of a book-entry confirmation, the Depositary shall notify the book-entry transfer facility that transmitted said book-entry confirmation of the Purchaser’s decision not to accept the Shares.

11.	Taxes; Escheatment; Information Agent Services:

(a)

The Depositary shall prepare and mail to each tendering shareholder whose Shares were accepted for exchange and exchanged, other than shareholders who demonstrate their status as nonresident aliens in accordance with United States Treasury regulations (“Foreign Shareholders”), a Form 1099-B or other required form reporting the exchange of Shares as of the date such Shares are accepted for exchange.

(b)

The Depositary shall deduct and withhold backup withholding tax from any purchase price payable with respect to Shares tendered by any shareholder, other than a Foreign Shareholder who has delivered a properly executed Form W-8, who has not properly provided the Depositary with such shareholder’s taxpayer identification number on a Form W-9, in accordance with United States Treasury regulations.

(c)

The Depositary shall identify, report and deliver any unclaimed property and/or payments to all states and jurisdictions for the Purchaser and predecessor companies, in accordance with applicable abandoned property law. The Depositary shall charge the Purchaser for services relating to the escheatment of property (including any out of pocket expenses), as the Depositary will not receive compensation from agents for the states for processing and support services it provides relating to the initial compliance with applicable abandoned property law.

(d)

In addition to the standard escheatment services, the Purchaser, shall remain responsible for any fees related to any state or third party audits the target company or prior target companies have previously authorized.

(e)	The Depositary shall provide information agent services to the Purchaser on terms to be mutually agreed upon by the parties hereto.

12.

The Depositary shall take all reasonable action with respect to the Offer as may from time to time be requested by the Purchaser or the information agent. The Depositary is authorized to cooperate with and furnish information to the information agent, any of its representatives or any other organization (or its representatives) designated from time to time by the Purchaser, in any manner reasonably requested by any of them in connection with the Offer and tenders of Share thereunder.

13.	Whether or not any Shares are tendered or the Offer is consummated, the Purchaser agrees to pay the Depositary for services rendered hereunder, as set forth in the schedule attached to this Agreement.

14.

The Depositary may employ or retain such agents (including but not limited to, vendors, advisors and subcontractors) as it reasonably requires to perform its duties and obligations hereunder; may pay reasonable remuneration for all services so performed by such agents; shall not be responsible for any misconduct on the part of such agents; and in the case of counsel, may rely on the written advice or opinion of such counsel, which shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by the Depositary hereunder in good faith and in accordance with such advice or opinion.

15.

The Purchaser hereby covenants and agrees to indemnify, reimburse and hold the Depositary and its officers, directors, employees and agents harmless against any loss, liability or reasonable expense (including legal and other fees and expenses) incurred by the Depositary arising out of or in connection with entering into this Agreement or the performance of its duties hereunder, except for such losses, liabilities or expenses incurred as a result of its gross negligence, bad faith or willful misconduct. The Purchaser shall not be liable under this indemnity with respect to any claim against the Depositary unless the Purchaser is notified of the written assertion of a claim against it, or of any action commenced against it, promptly after it shall have received any such written information as to the nature and basis of the claim; provided, however, that failure to provide such notice shall not relieve the Purchaser of any liability hereunder if no prejudice occurs.

In no event shall the Depositary have any liability for any incidental, special, statutory, indirect or consequential damages, or for any loss of profits, revenue, data or cost of cover.

All provisions regarding indemnification, liability and limits thereon shall survive the resignation or removal of the Depositary or the termination of this Agreement.

16.

Unless terminated earlier by the parties hereto, this Agreement shall terminate upon the earlier to occur of (a) the Purchaser’s termination or withdrawal of the Offer and the completion of the Depositary’s obligations to return theretofore deposited certificates and other documents as provided in Section 10 hereof; (b) if the Purchaser does not terminate or withdraw the Offer, the date that is six months after the later of (i) the sending of checks and TruPs by the Depositary to tendering shareholders in accordance with Section 9(a) hereof and (ii) the delivery of certificates by the Depositary in accordance with Section 9(b) hereof; or (c) if not terminated or withdrawn earlier, the date that is twelve months after the date of this Agreement. Upon any termination of this Agreement, the Depositary shall promptly deliver to the Purchaser any certificates, funds or property then held by the Depositary under this Agreement, and after such time any party entitled to such certificates, funds or property shall look solely to the Purchaser and not the Depositary therefor, and all liability of the Depositary with respect thereto shall cease.

17.

Any notice or communication by the Depositary or the Purchaser to the other is duly given if in writing and delivered in person or via first class mail (postage prepaid) or overnight air courier to the other’s address.

If to the Purchaser:

Air T, Inc. 5930 Balsom Ridge Road Denver, North Carolina 28037 Attention: Mark Jundt, General Counsel Email: mjundt@airt.net with copy to:

Winthrop & Weinstine, P.A. 225 S. 6th Street, Suite 3500 Minneapolis, Minnesota 55402 Attention: Philip T. Colton, Esq. Email: pcolton@winthrop.com

If to the Depositary:

American Stock Transfer & Trust Company, LLC 6201 15th Avenue Brooklyn, New York 11219 Attn: Corporate Actions Tel: (718) 921.8200

with copy to:

American Stock Transfer & Trust Company, LLC 48 Wall Street, 22nd Floor New York, NY 10005 Attention: Legal Department Email: legalteamAST@astfinancial.com

The Depositary and the Purchaser may, by notice to the other, designate additional or different addresses for subsequent notices or communications.

18.

If any provision of this Agreement shall be held illegal, invalid, or unenforceable by any court, this Agreement shall be construed and enforced as if such provision had not been contained herein and shall be deemed an Agreement between us to the full extent permitted by applicable law.

19.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law, and shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto.

20.

Neither this Agreement, nor any rights or obligations hereunder, may be assigned by either party without the written consent of the other party. However, the Depositary may assign this Agreement or any rights granted hereunder, in whole or in part, either to affiliates, another division, subsidiaries or in connection with its reorganization or to successors of all or a majority of the Depositary’s assets or business without the prior written consent of the Purchaser.

21.

No provision of this Agreement may be amended, modified or waived, except in writing signed by all of the parties hereto. This Agreement may be executed in counterparts, each of which shall be for all purposes deemed an original, but all of which together shall constitute one and the same instrument.

22.

Nothing herein contained shall amend, replace or supersede any agreement between the Company and the Depositary to act as the Company’s transfer agent, which agreement shall remain of full force and effect.

[signature page follows]

This Depositary Agreement has been executed by the parties hereto as of the date first written above.

AIR T, INC.

By:
Name: Brian Ochocki
Title: Chief Financial Officer

Agreed & Accepted:

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:
Name:
Title:

Fee Schedule

Project fee $45,000.00

Per Tender Received $20.00

Midnight Closing Fee $5,000.00

Per Extension to the Expiration Date $5,000.00

Per Proration Calculation $5,000.00

Plus out-of-pocket and extraordinary expenses

DTC CUSIP eligibility fee $5,000.00 (Non-Negotiable)

Fees must be paid prior to the Launch date

Santander Bank NA.

601 Penn Street

Reading, PA 19601

ABA # 231372691

SWIFT CODE: SVRNUS33

For further credit to: American Stock Transfer & Trust, LLC

6201 15TH Avenue

Brooklyn, NY 11219

Account # 3036002123

Reference: Company name

Attn: Accounts Receivable

The party below is responsible for payment of the fees:

Name: Air T, Inc.

Attention: Brian Ochocki, CFO

5930 Balsom Ridge Road

Denver, North Carolina 28037

Phone: 612-263-9961

Email: bochocki@airt.net

The fees quoted in this schedule apply to services ordinarily rendered by American Stock Transfer & Trust Company, LLC (“AST”) as Depositary and are subject to adjustment based on final review of documents, or when AST is called upon to undertake unusual duties or responsibilities, or as changes in law, procedures, or the cost of doing business demand. Out-of-pocket expenses include, but are not limited to, 1099’s (calculations, production, print, mail, and IRS reporting), cost basis calculations and reporting, and regulatory mailings. Furthermore, the fees quoted in this schedule are based upon information provided to AST and are subject to change upon modification or supplementation of such information resulting in the provision of additional services by AST. Services in addition to and not contemplated in this Agreement, including, but not limited to, document amendments and revisions, calculations, notices and reports, legal fees and unanticipated transaction costs (including charges for wire transfers, checks, internal transfers and securities transactions) will be billed as extraordinary expenses.